# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Herzfeld Caribbean Basin Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 11/21/2024
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, 305-777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,477,522; shared voting power 2,431,579; sole dispositive power 1,477,522; shared dispositive power 2,431,579; aggregate amount beneficially owned 3,909,101 (24.87% of the class)
  Comment: This amendment is filed on behalf of Thomas J. Herzfeld, et al. (the Reporting Person) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (Advisory Clients) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (Accounts).
  
  Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Herzfeld Caribbean Basin Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 3,909,101 shares representing 24.87% of the 15,720,897 shares outstanding as reported by the issuer as of November 25, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 1,477,522 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 2,431,579 shares of common stock.
Transactions in the class effected during the past sixty days:
"Open Market Transactions: On September 23, 2024 through the open market, the Advisory clients bought 1,085 shares at $2.30 and sold 327 shares at $2.28 and 705 shares at $2.29. On September 24, 2024 through the open market, the Advisory clients bought 22,724 shares at $2.2974. On September 30, 2024 through the open market, the Advisory clients bought 961 shares at $2.27. On October 10, 2024 through the open market, the Advisory clients sold 18,224 shares at $2.2948 . On October 22, 2024 through the open market, the Advisory clients bought 1,929 shares at $2.3934. On October 28, 2024 through the open market, the Advisory clients bought 1,132 shares at $2.45.

Tender Offer: On November 21, 2024, the Herzfeld Caribbean Basin Fund, Inc. (the "Fund") announced the final results of a cash tender offer to purchase up to 5%, or 827,416 shares, of its outstanding shares of common stock (the "Shares") at 97.5% of the Fund's net asset value ("NAV") as of the close of ordinary trading on the NASDAQ Capital Market (the "NASDAQ") on November 15, 2024, the expiration date (the "Tender Offer"). The Reporting Person properly tendered 1,590,109 Shares prior to the expiration date of the Tender Offer. Under the terms and conditions of the Tender Offer, because the number of Shares properly tendered exceeded the number of Shares offered to purchase, the Fund purchased Shares properly tendered on a pro-rata basis, subject to rounding adjustment to avoid the purchase of fractional shares, of 7.08052%, which is the number of Shares purchased (827,416) divided by the number of Shares properly tendered by all participating stockholders of the Fund (11,685,770). Pursuant to the Tender Offer, the Fund purchased 112,588 of the Reporting Person's tendered Shares at $3.2273 per Share."
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (11/25/2024)